                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

              Form 20-F.     X                Form 40-F.
                        ----------                      ----------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes.                            No.       X
                   -----------                    -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

         China Southern Airlines Company Limited (the "Company") on July 7, 2003 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the Company received the approval of the CSRC for the A Share Issue on July 4, 2003. A copy of the English announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                 (COMPANY LOGO)
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED ISSUE OF 1,000,000,000 A SHARES IN THE PRC

The Board is pleased to announce that the Company received the approval of the CSRC for the A Share Issue on July 4, 2003. The Prospectus will be published on the website of the Shanghai Stock Exchange, and a summary of the Prospectus will be published in newspapers in the PRC on July 7, 2003. An application will be made to the Shanghai Stock Exchange for the listing of the A Shares. The Prospectus includes the Group's audited financial information for each of the three years ended December 31, 2002 and the Group's unaudited financial information for the period from January 1, 2003 to April 30, 2003 prepared in accordance with PRC GAAP.

Reference is made to the announcements published by the Company on January 29, 2002, March 26, 2002 and May 21, 2002, May 13, 2003 and July 3, 2003 regarding, among others, the proposed A Share Issue and the shareholders' resolutions passed at the First Extraordinary General Meeting of the Company on March 26, 2002 and at the Class Meeting for holders of domestic shares, Class Meeting for holders of H shares and the Second Extraordinary General Meeting of the Company on May 21, 2002, and at the annual general meeting of the Company on May 13, 2003, which approved, among others, the application and implementation of the A Share Issue and the proposed listing of such A Shares on the Shanghai Stock Exchange.

The Board is pleased to announce that the Company received the approval of the CSRC for the A Share Issue on July 4, 2003. The Prospectus will be published on the website of the Shanghai Stock Exchange at www.sse.com.cn, and a summary of the Prospectus will be published in the PRC newspapers on July 7, 2003. An application will be made to the Shanghai Stock Exchange for the listing of the A Shares. The Prospectus includes the Group's audited financial information for each of the three years ended December 31, 2002 and the Group's unaudited financial information for the period from January 1, 2003 to April 30, 2003 prepared in accordance with PRC GAAP. The PRC auditors of the Group are KPMG Huazhen, a firm of certified public accountants in the PRC.

STRUCTURE OF THE A SHARE ISSUE

A summary of the A Share Issue is set out below:

Mode of offer: By way of placing at a fixed price to investors in the secondary market through the trading systems of the Shanghai Stock Exchange and the Shenzhen Stock Exchange

Number of A Shares to be issued: 1,000,000,000 domestically listed ordinary A Shares of par value RMB1.00 each, representing approximately 22.9% of the total share capital of the Company after the A Share Issue

Issue price: RMB2.70 per A Share

Target subscribers: Secondary market investors who are independent of the Company and its subsidiaries and their promoters, directors, supervisors, chief executive, substantial shareholders and their respective associates and who have RMB denominated ordinary A shares listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange with a market value of RMB10,000 or above as at the time of closing of trading on July 7, 2003

Application time: On July 10, 2003, during normal trading hours of the Shanghai Stock Exchange and the Shenzhen Stock Exchange (from 9:30 a.m. to 11:30 a.m., and from 1:00 p.m. to 3:00 p.m.)

Stock Exchange for the proposed Shanghai Stock Exchange listing of the A Shares:

Net asset value per Share as of RMB2.64
  December 31, 2002 (based on
  financial statements prepared
  under PRC GAAP):

Estimated net asset value per Share RMB2.64
  as of December 31, 2003

  (based on financial statements
  prepared under PRC GAAP,
  taking into account the
  A Share Issue):

Method of underwriting: the 1,000,000,000 A Shares will be fully underwritten by China Galaxy Securities Company Limited as lead manager, an independent third party unconnected with the promoters, directors, supervisors, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them

Target net proceeds: RMB2,640,670,000

REASONS FOR THE A SHARE ISSUE

The Board believes that the A Share Issue will allow the Company to access another funding channel, provide additional currency for the acquisition of PRC assets, and enhance the shareholders' base. The net proceeds from the A Share Issue are intended primarily to raise capital for the Company to purchase aircraft to replace certain of its existing aircraft, the operating leases of which are due to expire. See "Use of Proceeds" below.

EFFECTS OF THE A SHARE ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

A summary of the changes in shareholdings (by percentage) in the Company prior to and immediately after the completion of the A Share Issue, based on the assumption that 1,000,000,000 A Shares will be issued, is set out below:

                                                           Immediately after
                        Prior to the A      Shareholding   completion of the   Shareholding
                         Share Issue       percentage (%)    A Share Issue     percentage (%)
Types of shares           (Shares)         (Approximate)       (Shares)        (Approximate)
---------------         -------------      -------------   -----------------   -------------
1. Non-listed Shares
   State-owned Shares    2,200,000,000           65.2        2,200,000,000          50.3

2. Listed Shares
   H Shares              1,174,178,000           34.8        1,174,178,000          26.8
   A Shares                         --             --        1,000,000,000          22.9
                         -------------           ----        -------------          ----
Total                    3,374,178,000            100        4,374,178,000           100
                         =============           ====        =============          ====

SUMMARY OF THE AUDITED PRC GAAP FINANCIAL INFORMATION OF THE GROUP

Condensed Consolidated Financial Statements (prepared under PRC GAAP)

(a) Condensed Consolidated Balance Sheet (Assets) (prepared under PRC GAAP)

                                             December 31,   December 31,   December 31,
                                                 2002           2001            2000
                                             ------------   ------------   ------------
                                               RMB'000        RMB'000          RMB'000
Current assets:
  Cash and cash equivalents                    4,145,300      2,958,161       4,221,944
  Accounts receivable                            742,962        581,673         832,622
  Other receivables                              404,279        209,485         237,562
  Purchase payments                               14,237         27,614          38,238
  Inventories                                    653,011        573,846         556,481
  Prepaid expenses                               165,754        139,519         125,206
                                              ----------     ----------      ----------
  Total current assets                         6,125,543      4,490,298       6,012,053
                                              ----------     ----------      ----------
Long-term investments:
  Long term equity investment                    559,981        418,011         272,368
Fixed assets:
  Cost                                        37,080,309     30,850,235      30,174,413
  Less: Accumulated depreciation               9,514,246      8,014,482       6,413,396
  Net book value                              27,566,063     22,835,753      23,761,017
  Construction work in progress                1,006,964        442,337         385,445
  Construction materials                           1,485          1,437           1,650
  Total fixed assets                          28,574,512     23,279,527      24,148,112
                                              ----------     ----------      ----------
Intangible assets and other assets:
  Lease and equipment deposits                 2,147,038      2,395,003         438,207
  Long-term deferred expenses                     34,136         52,256          61,701
  Long-term receivables                           28,903         27,960          27,615
                                              ----------     ----------      ----------
  Total intangible assets and other assets     2,210,077      2,475,219         527,523
                                              ----------     ----------      ----------
Total assets                                  37,470,113     30,663,055      30,960,056

                                             December 31,   December 31,   December 31,
                                                 2002           2001            2000
                                             ------------   ------------   ------------
                                               RMB'000        RMB'000          RMB'000
Current liabilities:
  Short-term borrowings                        4,443,426      1,431,728         129,755
  Bills payable                                1,299,680              -               -
  Accounts payable                               900,926        749,480         843,896
  Sales in advance of carriage                   390,531        370,546         339,510
  Accrued payroll                                 73,702         67,059          65,292
  Staff welfare payable                          179,984        179,020         159,499
  Dividends payable                                   --         67,484              --
  Taxes payable                                  122,657        222,567         208,176
  CAAC Infrastructure Development
    Fund payable                                 280,706        525,607         498,813
  Other payables                                   2,897          5,260           2,953
  Other creditors                                692,246        554,132         532,469
  Accrued expenses                             2,286,136      2,295,322       2,271,502
  Long-term liabilities due within one year    2,384,498      2,198,340       2,429,516
                                              ----------     ----------      ----------
  Total current liabilities                   13,057,389      8,666,545       7,481,381
                                              ----------     ----------      ----------
Long-term liabilities:
  Long-term borrowings                         5,911,590      3,627,594       3,788,698
  Obligations under finance leases             6,631,751      7,691,634       9,416,285
  Provision for major overhauls                  141,887        125,661         166,083
  Deferred credits                               249,411         67,742          15,167
  Deferred taxation                            1,043,303        761,724         468,154
  Total long term liabilities                 13,977,942     12,274,355      13,854,387
                                              ----------     ----------      ----------
Total liabilities                             27,035,331     20,940,900      21,335,768
  Minority interests                           1,540,188      1,340,906       1,266,169
Shareholders' equity:
  Share capital                                3,374,178      3,374,178       3,374,178
  Capital reserve                              4,160,578      4,160,578       4,160,578
  Surplus reserve                                585,372        501,634         433,062
  Retained profits                               774,466        344,859         390,301
  Total shareholders' equity                   8,894,594      8,381,249       8,358,119
                                              ----------     ----------      ----------
  Total liabilities and shareholders' equity  37,470,113     30,663,055      30,960,056
                                              ==========     ==========      ==========

(b) Consolidated Statements of Income and Profit Appropriations (prepared under PRC GAAP)

                                                          2002         2001           2000
                                                       ----------    ----------    ----------
                                                         RMB'000       RMB'000       RMB'000
Revenue from principal operations                      18,805,510    17,761,764    15,858,927
Less: Transfer to CAAC Infrastructure
  Development Fund                                        798,386       759,385       666,982
Net revenue from principal operations                  18,007,124    17,002,379    15,191,945
Less: Costs of principal operations                    13,118,104    12,797,032    11,588,537
  Business taxes and surcharges                           525,250       540,847       485,786
Profit from principal operations                        4,363,770     3,664,500     3,117,622
Add: Profit from other operations                         325,327       248,861       307,853
Less: Operating expenses                                1,527,255     1,561,442     1,395,421
  General and administration expenses                   1,013,506       850,297       757,720
  Financial expenses                                    1,095,219       587,062       665,451

                                                          2002           2001          2000
                                                        ---------      ---------     --------
                                                         RMB'000        RMB'000       RMB'000
Operating profit                                        1,053,117       914,560       606,883
Add: Investment income                                     10,473         5,181         8,884
     Non-operating income                                   8,627         1,931       387,745
Less: Non-operating expenses                               40,531         8,513        17,578
Profit before income tax                                1,031,686       913,159       985,934
Less: Income tax                                          353,230       331,925       359,726
Profit after income tax                                   678,456       581,234       626,208
Less: Minority interests                                  165,111       164,186        90,552
Net profit for the year                                   513,345       417,048       535,656
Add: Retained profits/(accumulated losses)
  at beginning of the year                                344,859       390,301       (20,587)
Less: Adjustment to retained profits                         --         326,434        38,725
Profits available for distribution                        858,204       480,915       476,344
Less: Transfer to statutory surplus reserve fund           51,335        41,705        53,565
  Transfer to statutory public welfare fund                25,667        20,852        26,783
  Transfer to discretionary surplus reserve                 6,736         6,015         5,695
Profits available for distribution to shareholders        774,466       412,343       390,301
Less: Dividends payable                                      --          67,484          --
Retained profits carried forward                          774,466       344,859       390,301

(c) Condensed Consolidated Cash Flow Statement

                                                    2002
                                                  RMB'000
                                                ----------
Net cash inflow from operating activities        4,774,778
Net cash outflow from investment activities     (5,855,264)
Net cash inflow from financing activities        2,267,625
Net increase in cash and cash equivalents        1,187,139

PROSPECTUS

A summary of the Prospectus will be published in the China Securities News, Shanghai Securities News and Securities Times on July 7, 2003 and the Prospectus will be published on the website of the Shanghai Stock Exchange at www.sse.com.cn.

USE OF PROCEEDS

The net proceeds from the A Share Issue, after deducting expenses, will be used to purchase B737-800 aircraft and related onboard fittings and equipment, in replacement of 20 existing B737-300 and B737-500 aircraft, the operating leases of which are expiring. Details of the purchase of aircraft were disclosed previously in the Company's press announcement dated October 3, 2001 and the Company's circular to shareholders dated October 26, 2001. If the net proceeds of the A Share Issue exceed the sums required for the foregoing purposes, the surplus will be used to repay the Company's long-term debt due for repayment within one year and to supplement the Company's working capital; if the net proceeds of the A Share Issue are insufficient for the foregoing purposes, the shortfall will be raised through commercial borrowings. According to the terms of the contract between the Company and the Boeing Company for the purchase of 20 B737-800 aircraft, the delivery of the 20 aircraft will take place between August 2002 and March 2005. Upon receipt of the proceeds of the A Share Issue, the Company will make the advance payments and payment of the outstanding balance in accordance with the payment schedule.

Details as to the use of proceeds from the A Share Issue will be disclosed in the subsequent annual report(s) of the Company.

PROFIT FORECAST

The Prospectus includes a Profit Forecast.

The Profit Forecast has been prepared on the basis of the assumptions made by the Directors and in accordance with PRC GAAP and accounting policies consistent with the financial and accounting information of the Company set out in the Prospectus. The preparation of the Profit Forecast is solely the responsibility of the Board. The compilation and calculation of the Profit Forecast have been reviewed by the Company's PRC auditors, KPMG Huazhen, a firm of certified public accountants in the PRC. The Company wishes to caution investors that the forward-looking statements set forth in the Profit Forecast below have not been prepared with a view toward compliance with published guidelines of the Hong Kong Society of Accountants or the American Institute of Certified Public Accountants regarding forecasts. The Profit Forecast may be subject to adjustments if it were to be prepared in accordance with IFRS. The Profit Forecast has not been reviewed by any independent financial advisers or certified public accountants in Hong Kong. Investors are drawn to the attention of the fact that owing to the uncertainty of the assumptions on which the Profit Forecast is based, investors should read the Profit Forecast with caution and should not rely unduly on the Profit Forecast in making investment decisions.

Statement of Profit Forecast (prepared under PRC GAAP)

                                                 January-April                   May-December
                                           -------------------------     -------------------------
                                              2003           2003           2003            2002
                                           Unaudited       Forecast       Forecast        Audited        Change
                                           ---------      ----------     ----------     ----------       ------
                                            RMB'000        RMB'000         RMB'000        RMB'000          (%)

Revenue from principal operations          5,935,941      11,121,274     17,057,215     18,805,510         (9)
Less: Transfer to CAAC Infrastructure
  Development Fund                           250,788         145,015        395,803        798,386        (50)
Net revenue from principal operations      5,685,153      10,976,259     16,661,412     18,007,124         (7)
Less: Costs of principal operations        4,790,782       8,053,934     12,844,716     13,118,104         (2)
  Business taxes and surcharges              165,970          93,058        259,028        525,250        (51)
Profit from principal operations             728,401       2,829,267      3,557,668      4,363,770        (18)
Add: Profit from other operations             68,463         127,195        195,658        325,327        (40)
Less: Operating expenses                     469,843         908,282      1,378,125      1,527,255        (10)
  General and administration expenses        318,854         617,749        936,603      1,013,506         (8)
  Financial expenses                         319,054         720,971      1,040,025      1,095,219         (5)
Operating (loss)/profit                     (310,887)        709,460        398,573      1,053,117        (62)
Add: Investment income                         4,745           4,386          9,131         10,473        (13)
  Non-operating income                         4,325           2,577          6,902          8,627        (20)
Less: Non-operating expenses                   8,296           1,026          9,322         40,531        (77)
(Loss)/profit before income tax             (310,113)        715,397        405,284      1,031,686        (61)
Less: Income tax                            (101,695)        223,280        121,585        353,230        (66)
(Loss)/profit after income tax              (208,418)        492,117        283,699        678,456        (58)
Less: Minority interests                      10,241          70,816         81,057        165,111        (51)
Net (loss)/profit                           (218,659)        421,301        202,642        513,345        (61)

Principal Assumptions for Profit Forecast

1. Below are the principal assumptions on which the Profit Forecast has been prepared.

2. There will be no material change in the politics, laws and regulations, financial and economic condition of all countries and regions that the Group's businesses operate in.

3. The Group will continue to be granted authorization to operate existing routes and flights and new routes proposed to be launched in 2003. The Group operated 350 domestic and international routes with 4,300 flights per week as at the end of March 2003. As a result of the outbreak of Severe Acute Respiratory Syndrome ("SARS"), the Group reduced its flights to 1,433 per week in early June 2003 and suspended around 12 routes. The Group anticipates that the number of flights is expected to return to a normal level and its suspended routes are expected to be re-opened gradually in late June 2003. Besides, the Group launched five new routes during the first six months of 2003 (with an average of 12 flights per week). Currently the Group has no plans to launch new routes in the second half year of 2003.

4. The Group will continue to obtain renewals from the CAAC of all licences necessary for the operation of its aviation business.

5. All airline companies are exempted from payments for the CAAC Infrastructure Development Fund, business taxes and relevant surcharges from May 1, 2003 to September 30, 2003, as a result of the Chinese Government's efforts to reduce financial pressure on China's civil aviation industry resulting from the outbreak of SARS. Except for this, there will be no material change in the tax base or tax rate of all countries and regions that the Group's businesses operate in.

6. The Group will continue to be supplied by domestic aviation fuel suppliers, including China Aviation Oil Supply Co., Ltd., Lan Tian Aviation Oil Supply Co., Ltd., East China Aviation Oil Supply Co., Ltd. and North China Aviation Oil Supply Co., Ltd., with sufficient aviation fuel necessary for all flights on the terms and conditions set forth by the State.

7. The Chinese Government will continue to provide the insurance guarantee necessary for all aircraft of the Group.

8. The Group will purchase new aircraft and put them into service according to existing plans. The Group will have available sufficient financing to purchase new aircraft and obtain guarantees from banks to support financing arrangements when necessary. As of the end of May 2003, the Group had already purchased three new B737-800 aircraft from Boeing Company as planned and received long-term loans from Bank of China in a total amount of about RMB1,140 million to purchase aircraft according to its financing arrangements. The Group will, as scheduled, purchase another four new B737-800 aircraft from July to November this year and the Group has obtained the agreement of Bank of China and the Industrial and Commercial Bank of China to provide long-term bank loans in a total amount of about RMB1,520 million to purchase the aircraft. The depreciation of these new aircraft purchased this year is around RMB50 million. The Group would face heavy penalties and damage to its reputation if the purchase of these aircraft cannot be completed as scheduled.

9. The Group's business will not be adversely affected by labour shortages, labour disputes or any factor beyond the management's control. The Group will be able to recruit enough employees to satisfy such service requirements as contemplated in its Profit Forecast.

10. There will be no acute price competition in China's civil aviation industry in 2003 and the average airfare will be no lower than for the same period last year. There will be no material change in published airfares for domestic routes in 2003. Domestic routes charge passengers airfare based on the published airfare set forth by the CAAC plus a fuel surcharge and minus a preferential discount. There has been no adjustment in the published airfare from the beginning of 2002 to the date of the Prospectus. The price discount ratio given by the Group to our passengers is determined according to the stipulations of the CAAC and taking into consideration competition on various routes. There will be no material change in such price discount ratio.

Oil surcharge is charged to passengers of domestic routes according to CAAC's approval documents as follows:

From January 1, 2002 to September 30, 2002    No more than 8% of published
                                                airfare for every passenger

From October 1, 2002 to June 22, 2003         No more than 14% of published
                                                 airfare for every passenger

From June 23, 2003 onwards                    No more than 8% of published
                                                 airfare for every passenger

The Group's passenger yield (calculated by passenger revenue per kilometre) was RMB0.596 from January to April this year, a 3% increase from RMB0.577 for the same period last year and an approximately 2% rise from the annual average RMB0.584 for 2002, mainly resulting from an increase in domestic fuel surcharge charging rate in October last year. However, with a drop of charging rate of domestic fuel surcharge this June, the Group foresees a similar average charging rate of fuel surcharge this year compared to that of last year. According to current domestic airfare and discount level, the Group forecasts that the passenger yield for 2003 will be similar to that of last year, i.e., RMB0.584. The passenger yield during May to December 2003 is expected to be RMB0.575, a 2% drop from RMB0.587 for the same period last year.

11. Currently, the outbreak of SARS is contained to a certain degree in China. The World Health Organization ("WHO") announced on June 13, 2003 in Geneva the lifting of its recommendation that people should postpone all but essential travel to Tianjin, Hebei, Shanxi and Inner Mongolia in China. In addition, WHO removed Tianjin, Hebei, Shanxi, Inner Mongolia, Jilin, Jiangsu, Hubei and Guangdong from the list of areas with recent local transmission on the same date. Shigeru Omi, the WHO's Western Pacific regional director announced in Beijing on June 24, 2003 that the travel warning to Beijing had been lifted and Beijing was now off the SARS-affected list. At this time, all provinces in China previously subject to the WHO travel warning or in the list of areas with recent local transmission are no longer categorized as such. There is an indication of recovery in China's civil aviation transportation industry in June. However, SARS is an independent, occasional and unexpected event with no similar occurrence in the world for comparison. Therefore, no forecast of the recovery and development of the passenger transportation business in respect of China's civil aviation industry for the period from June to December 2003 can be made directly based on historical data. As a result, assuming there is no recurrence of SARS, an assumption as to the passenger transportation business of China's civil aviation industry from June to December 2003 is made as follows:

(1) In June 2003, China civil aviation transportation industry will achieve a passenger volume of 35% of that of the same period in 2002.

(2) In July 2003, China civil aviation transportation industry will achieve a passenger volume of 80% of that of the same period in 2002.

(3) In August 2003, China civil aviation transportation industry will achieve a passenger volume of 100% of that of the same period in 2002.

(4) In September 2003, China civil aviation transportation industry will achieve a passenger volume of 108% of that of the same period in 2002.

(5) During October to December 2003, China civil aviation transportation industry will return to a normal level, achieving a passenger volume of 114% of that of the same period in 2002.

12. There will be no material changes in exchange rates and interest rates.

13. There will be no unforeseeable factors or force majeure that will materially and adversely affect the Group's forecast performance for the year 2003.

SUPPLEMENTARY INFORMATION FOR HOLDERS OF H SHARES AND AMERICAN DEPOSITARY SHARES

There are differences on the results of the financial statement prepared under PRC GAAP and those prepared under IFRS. The effects on net profit for the year of significant differences between PRC GAAP and IFRS are summarized as follows:

                                                    2002           2001          2000
                                                   -------       -------       -------
                                                   RMB'000       RMB'000       RMB'000
Net profit under PRC GAAP                          513,345       417,048       535,656
Adjustments:
  Sale and leaseback accounting                    188,886        74,058        23,065
  Loss on disposal of staff quarters               (95,833)     (151,434)      (85,000)
  Revaluation of land use rights                     3,645            --            --
  Effect of the above adjustments on taxation      (34,282)          553        28,050
                                                   -------       -------       -------
  Net profit under IFRS                            575,761       340,225       501,771
                                                   =======       =======       =======

The effects on shareholders' equity of significant differences between PRC GAAP and IFRS are summarized as follows:

                                                   December 31,    December 31,   December 31,
                                                       2002            2001           2000
                                                   ------------    ------------   ------------
                                                     RMB'000         RMB'000        RMB'000
Shareholder's equity under PRC GAAP                 8,894,594       8,381,249      8,358,119
Adjustments:
  Sale and leaseback accounting                       244,556          55,670        (18,388)
  Loss on disposal of staff quarters                  419,167         515,000        340,000
  Revaluation of land use rights                     (169,292)           --             --
  Dividends payable                                      --            67,484           --
  Effect of the above adjustments on taxation         224,182         202,260        201,707
                                                    ---------       ---------      ---------
Shareholders' equity under IFRS                     9,613,207       9,221,663      8,881,438
                                                    =========       =========      =========

CERTAIN RISK FACTORS DISCLOSED IN THE PROSPECTUS

The following is an extract of selected risk factors from the Prospectus:

1. Although the Group currently has a healthy operating cash flow, there is no assurance that sufficient cash flows will continue to be available for the Group to meet its major funding requirements for anticipated development. Accordingly, the continued ability of the Group to raise sufficient funds is a factor that could have an impact on the Group's operations and further development.

2. Although the B737-800 aircraft that the Company intends to purchase are superior to the existing B737-300 and B737-500 aircraft in terms of performance, operational reliability and comfort, there is uncertainty as to the ability of the Company to increase its market share in line with the capacity of the new aircraft.

3. The PRC has joined the WTO. The PRC market for aircraft maintenance and repair and computer ticketing systems will accordingly be opened to foreign providers. As such, increased competition from foreign companies may have an adverse effect on the operating results of the Group.

4. In the event that the insurance coverage for third party war liability of claim for more than US$50 million per incident, under war liability insurance provided to the Group by the PRC Government is withdrawn, or premiums for war liability insurance are increased, insurance premium expenditures of the Group will increase.

Definitions

"A Shares" domestic RMB-denominated ordinary shares of the Company with a nominal value of RMB1.00 each

"A Share Issue" the proposed issue of A Shares to investors who have RMB denominated ordinary A shares listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange of a market value of RMB10,000 or above as at the time of closing of trading on July 7, 2003, which are proposed to be listed and traded on the Shanghai Stock Exchange

"associate" has the same meaning as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Board" the board of Directors

"CAAC" Civil Aviation Administration of China

"Company" China Southern Airlines Company Limited

"CSRC" China Securities Regulatory Commission

"Directors" the directors of the Company

"Group" the Company and its subsidiaries

"H Shares" the overseas listed foreign shares of the Company, with a nominal value of RMB1.00 each and listed on The Stock Exchange of Hong Kong Limited

"IFRS" International Financial Reporting Standards

"PRC" the People's Republic of China excluding, for the purposes of this announcement, the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan

"PRC GAAP" the PRC Accounting Rules and Regulations

"Profit Forecast" the profit forecast of the Company for the year ending December 31, 2003 prepared under PRC GAAP and in accordance with assumptions made by the Directors

"Prospectus" the prospectus of the Company in respect of the A Share Issue

"RMB" Renminbi, the lawful currency of the PRC

"Shares" Stated-owned share(s), H Share(s) in issue and A Share(s) to be issued in the Company

"Shanghai Stock Exchange" Shanghai Stock Exchange of the PRC

"Shenzhen Stock Exchange" Shenzhen Stock Exchange of the PRC

"WTO" World Trade Organisation

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
July 4, 2003

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By           /s/   Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary



Date: July 7, 2003